[BC Letterhead]
November 29, 2007
Via EDGAR and By Courier
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-3561
Attention:	Max A. Webb Assistant Director
Re:	Gulfstream International Group, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed October 30, 2007 File No. 333-144363
Dear Mr. Webb:
     We are writing this letter on behalf of Gulfstream International Group, Inc. (the “Company” or the “Registrant”) in response to the letter of the Staff of the Commission (the “Staff”) dated November 27, 2007 regarding the above-referenced filing.
     This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of the Pre-Effective Amendment No. 6 to the Registration Statement, together with a copy which is marked to show the changes from the previous filing.
Risk Related to Our Business
We will have substantial fixed obligations, page 10
1.	We note your response to our prior comment 1. In this regard, please update your section labeled “We will have substantial fixed obligations” on page 10, consistent with your response to our prior comment 1 and your revised disclosure on page 43.
     Response:      The Company has revised its disclosure under the section “We will have substantial fixed obligations” to address the Staff’s comment.
Certain Relationships and Related Party Transactions, page 83
2.	We note from your revised disclosure that in December 2005, 364,000 shares were purchased by the executive officers or directors listed on

Gulfstream International Group, Inc.
November 29, 2007

page 83 and that 66,000 shares were purchased by employees of Taglich Brothers for a total of approximately 430,000 shares. Please reconcile the above mentioned 430,000 shares with the initial 350,000 GIG common shares issued in December 2005 to your founders, as disclosed on page F-13 and F-31. It appears from your statements of equity on page F-13 and your note 12 on page F-31 that only 350,000 shares were issued in December 2005 to the founders of the company and that no other common stock transaction occurred until March 14, 2006 (to raise the proceeds to acquire G-Air and GTA). Please advise or revise accordingly.
     Response:      The 80,000 shares of common stock held by Gary Arnold, one of the Company’s new directors, was not purchased as founders’ stock and he should not be included in the table listing the purchasers of founders’ stock. Mr. Arnold purchased his interest in the Company at a purchase price of $5.00 per share in the private placement that occurred in March 2006. The Company has revised its disclosure under the section “Certain Relationships and Related Party Transactions” to eliminate the reference to Mr. Arnold.
Interim Financial Statements
Balance Sheet as of September 30, 2007, page F-2
Statement of Cash Flows for the nine month ended September 30, 2007
3.	We note that the change in the balances between December 31, 2006 and September 30, 2007 presented on your balance sheet for “flight equipment” and “other property and equipment” does not agree to the sum of (1) cash flows used in the acquisition of property and equipment of $4,873,910 on page F-5 and (2) non-cash investing activities for $1,150,000 for the acquisition of an EMB-120 aircraft as disclosed on F-6. Also the sum of (1) the difference in the accumulated depreciation balance for property and equipment between December 31, 2006 and September 30, 2007 and (2) the difference between the December 31, 2006 and September 30, 2007 net intangible assets balances, does not agree to your depreciation and amortization adjustment of $2,996,390 in your cash flows from operating section on page F-5. Considering the significant differences, please provide us with a reconciliation of the aforementioned differences.
     Response:      Provided below is a reconciliation of the differences noted in the Staff’s comment. The primary reconciling item in both cases relates to the effect of the retirements of fully-depreciated assets on gross assets and accumulated depreciation during the nine months ended September 30, 2007.

Gulfstream International Group, Inc.
November 29, 2007

Reconciliation of change in gross fixed assets per the Balance Sheet and acquisition of property and equipment per the Statement of Cash Flows

		Balance Sheet			Cash Flow
	9/30/2007	12/31/2006	Change	9/30/2007	Non-cash	Total
As presented:
Flight equipment	24,151,920	19,664,682	4,487,238
Other property & equipment	4,661,655	4,203,282	458,373

			4,945,611	4,873,910	1,150,000	6,023,910

Reconciling Items:
Asset retirements			1,101,971
The change in Other assets on the Statement of Cash Flows misclassified; immaterial effect				23,672		23,672

			6,047,582	4,897,582	1,150,000	6,047,582

Reconciliation of change in accumulated depreciation and intangible assets, net per the Balance Sheet and depreciation and amortization per the Statement of Cash Flows

	Balance Sheet			Cash Flow
	9/30/2007	12/31/2006	Change	9/30/2007
As presented:
Accumulated depreciation	(10,796,690)	(9,326,367)	(1,470,323)
Intangible assets, net	4,352,656	4,563,773	(211,117)

			(1,681,440)	(2,996,390)
Reconciling Items:
Asset retirements			(1,101,971)
Amortization of deferred finance costs;			(194,623)
asset included in other assets Amortization of licenses and operating rights; asset
included in other assets			(18,356)

			(2,996,390)	(2,996,390)

4.	Additionally, explain to us why the depreciation and amortization amounts of $2,064,472 and 2,996,390 in your statements of cash flows for the nine months period ended September 30, 2006 and September 30, 2007, respectively, do not agree with the respective amounts presented in your statements of income on page F-3 of $1,880,593 and $2,801,767 for the nine months period ended September 30, 2006 and September 30, 2007, respectively.
     Response:      The difference noted in the Staff’s comment relates to amortization of deferred finance costs included in the Statement of Income as interest expense, as more fully set forth in the following chart.

Gulfstream International Group, Inc.
November 29, 2007

	Nine Months Ended
	September 30,
	2007	2006

Depreciation and amortization of property & equipment	2,548,622	1,711,923
Amortization of codeshare	211,117	149,149
Amortization of software license	42,028	19,521

Depreciation and amortization per statement of operations	2,801,767	1,880,593
Amortization of deferred finance costs included in interest expense	194,623	183,879

Depreciation and amortization per statement of cash flows	2,996,390	2,064,472
Other
5.	We note the filing of the “form of” Opinion of Bryan Cave LLP (Exhibit 5.1). We will review the opinion of counsel upon the filing of a finalized opinion.
     Response:      The Company has included the final opinion of counsel as Exhibit 5.1 to Amendment No. 6 to the Registration Statement. It is identical to the form of opinion of counsel filed with Amendment No. 5 to the Registration Statement.
* * *
If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2439, C. Brendan Johnson at 314-259-2438, or Donald E. Figliulo at 312-602-5025, or any of us by fax at 312-602-5050.
Very truly yours,
/s/ Melanie P. Rheinecker
Melanie P. Rheinecker
cc:	Lauren Nguyen Securities and Exchange Commission Jeffrey Jaramillo Securities and Exchange Commission Jean Yu Securities and Exchange Commission Jason Wynn Securities and Exchange Commission

Gulfstream International Group, Inc.
November 29, 2007

David Hackett Gulfstream International Group, Inc. Robert Brown Gulfstream International Group, Inc. John Guttilla Rotenberg Meril Solomon Bertiger & Guttilla, P.C.